                                                  Filed by Eastman Kodak Company
                                                   Commission File No. 001-00087
                           Pursuant to Rule 425 under the Securities Act of 1933
                                           and deemed filed under Rule 14a-12 of
                                             the Securities Exchange Act of 1934
                          Subject Company: Eastman Kodak Company and ENCAD, Inc.


PRESS RELEASE



MEDIA CONTACTS:
Audrey Jonckheer, Kodak Media Relations (716) 724-9035,
Audrey.jonckheer@kodak.com
Bruce Hyland, Kodak Media Relations (716) 724-2785, bruce.Hyland@kodak.com Gerard Meuchner, Kodak Corporate Media Relations, (716) 724-4513,
         Gerard.meuchner@kodak.com
Bob Parsons, ENCAD, (858)-677-5051, Bparsons@encad.com

KODAK TO ACQUIRE ENCAD, INC., FUELING STRATEGY
TO CAPITALIZE ON GROWTH IN COMMERCIAL IMAGING
ACQUISITION MAKES KODAK ONE OF TOP THREE SELLERS OF WIDE-FORMAT INKJET PRODUCTS

ROCHESTER, N.Y., and SAN DIEGO, CA., November 15, 2001 - Eastman Kodak Company (NYSE: EK) announced today that it will acquire ENCAD, Inc. (Nasdaq: ENCD), a leading manufacturer and pioneer of wide-format inkjet printers, for
approximately $25 million.   The purchase price will be paid in Kodak stock or,
under certain circumstances and at Kodak's option, in cash. ENCAD will become a wholly-owned subsidiary of Kodak.
     The acquisition makes Kodak one of the top three sellers of wide-format inkjet products, a $2.4 billion output market growing at approximately 15% annually. Based on Kodak projections and industry estimates, the transaction is expected to contribute to earnings beginning in 2003.
     The acquisition provides customers with a single source for a variety of digital image printing technology. This includes a full portfolio of wide-format color inkjet printers, software, inks and media.
     "By combining research and development, proven technology, product excellence and channel access of both companies, Kodak anticipates increased growth in the thriving commercial inkjet market by providing customers with a wider range of products," said Daniel A. Carp, Kodak's Chairman and Chief Executive Officer. "The acquisition supports our initiatives for continued growth in output and allows us to capitalize on the expanding infoimaging market."
     Kodak's expansion in the fast-growth, large-format display segment is another example of the company's involvement in and influence on infoimaging--the $225 billion industry created by the convergence of images and information technology. Infoimaging comprises three closely-



         KODAK PROFESSIONAL - EASTMAN KODAK COMPANY - 343 STATE STREET
                            ROCHESTER, NY 14650-0414

Kodak Acquires Wide Glide/page 2

related imaging markets: devices, such as wide-format inkjet printers, infrastructure and services/media, such as the inks and output capabilities enabled by this acquisition.
     "This combination will strengthen our wide-format inkjet business, which is growing at double-digit rates, and leverage Kodak's core capabilities in inks and media," said Karel Czanderna, Vice President, Eastman Kodak Company. "In addition to the customer base we have long served, we will now pursue multibillion-dollar markets ranging from retail point-of-sale to office decor. ENCAD's integration capabilities and customer relationships will help us to accelerate profitable participation in these promising areas."
     "We're very excited about becoming a part of the world's largest imaging company," said Terry Vandewarker, President and CEO of ENCAD. "Kodak has the global resources, complementary expertise and multi-national market presence we need to accelerate growth in ENCAD's products, services and well-established customer base. Combining the two companies' state-of-the-art skills, product portfolios and knowledge means more customers around the world will have a greater choice of leading products that can be delivered to them faster."
     Kodak expects the transaction will close early 2002, pending receipt of regulatory clearances and ENCAD shareholder approval. The merger agreement contains customary closing conditions and termination rights in favor of each party under certain circumstances.
     The acquisition builds on the recent successful introduction of the Kodak Professional 5260 Inkjet Printer. The 5260 is the first in a new line of Kodak-designed high-speed, wide-format inkjet printers that employs piezo inkjet print head technology, six colors and DYNAMIC CONTONE printing. Because of the overwhelming demand for this market-leading production inkjet printing system, all 2001 shipments will be in Asia and Europe, with a U.S. sales launch beginning first quarter 2002.

EASTMAN KODAK COMPANY AND INFOIMAGING
     Eastman Kodak Company is the world's leader in helping people and businesses take, share, store and print pictures - traditional or digital. Kodak's sales last year of nearly $14 billion were

Kodak Acquires Wide Glide/page 3

divided between consumer and commercial products and services, such as professional and consumer digital cameras, laser images for radiologists, photographic films for professionals and amateurs, digital services for cinematographers, high speed document scanners and aerial images.
     Kodak is a leading participant in infoimaging, a $225 billion industry created by the convergence of images and information technology which unites three closely related imaging markets - devices, infrastructure and services/media, enabling people or businesses to easily take and share pictures as information, entertainment or memories.

ENCAD, INC.
     ENCAD, Inc., a leading innovator in digital image printing technology, offers a broad line of wide-format color inkjet printers, software utilities, and a complete selection of system tested indoor and outdoor inks and media. ENCAD's products deliver superior color images quickly and cost-effectively and are designed to increase user productivity in a variety of applications including point of purchase graphics, photographic enlargement, graphic arts, fine art, textile design, and computer-aided design. The company's products are sold and serviced through a worldwide network of distributors and value-added resellers.
                                       #

The following legends are included to comply with certain legal requirements:

This release may contain forward-looking statements and expectations of each of Kodak and ENCAD, Inc. These statements represent only the applicable company's current expectations, and certain factors could cause actual results to differ materially from such expectations. These factors include, but are not limited to, the possibility that the proposed acquisition may not be consummated, the possibility that the merger consideration may be paid in cash (resulting in the loss of tax-free status for the transaction), the ability to achieve improved operating efficiencies or profitability, the ability to implement product strategies, unexpected delays in product releases or future feature implementation, competitive initiatives, global economic factors, market volatility subsequent to September 11, 2001, potential changes in the outlook for certain market segments, less than expected penetration of certain markets, and continued availability of single-source components. For a further list and description of such risks and uncertainties, see the reports filed by each of Kodak and ENCAD with the Securities and Exchange Commission and other publicly available information, copies of which are available from the applicable company. Neither Kodak nor ENCAD, Inc. undertakes any responsibility to update any such statements to reflect changes in circumstances.

In connection with the proposed transactions between Kodak and ENCAD, Inc., Kodak and ENCAD intend to file relevant materials with the Securities and Exchange Commission, including a Registration Statement on Form S-4 that contains a proxy statement/prospectus.

Kodak Acquires Wide Glide/page 4

Because those documents will contain important information, holders of ENCAD common stock are urged to read them when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov and ENCAD stockholders will receive information at an appropriate time on how to obtain transaction-related documents without charge. Such documents are not currently available. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

(Kodak is a trademark of Eastman Kodak Company.)
2001

PRESENTATION TO EMPLOYEES


                                                                         SLIDE 1


                                   ENCAD, INC.
                                 A KODAK COMPANY




[Cover Photograph]



                                    Employee
                                  Presentation

                                                                         SLIDE 2

                                THE ANNOUNCEMENT



          -    Today, Kodak will announce our intention to acquire ENCAD, Inc.

          -    The transaction:

               - Represents a 100% acquisition of ENCAD, a $90+ million Wide Format Inkjet (WFIJ) business,

               - Totals approximately $25 million at $2.00 for each ENCAD share,

               - Will either be funded by Eastman Kodak Company (EKC) common stock or cash at Kodak's discretion,

               - Subject to regulatory and shareholder approval, merger expected to close by Q1, 2002.






                                                                     ENCAD, Inc.
                                                                 A Kodak Company

                                                                         SLIDE 3
                                 KODAK'S MISSION





               - Our business is pictures, enabling people to take, make and use pictures whenever and wherever they need them, for memories, entertainment and information.






 [Photograph of Daniel A. Carp, Chairman]








                                                                     ENCAD, Inc.
                                                                 A Kodak Company

                                                                         SLIDE 4

                                KODAK BUSINESSES
                            COMMERCIAL IMAGING GROUP



[Photograph]                        -       Commercial & Government Services



                                    -       NexPress



[Photograph]                        -       Kodak Polychrome Graphics



                                    -        Wide Format Inkjet

[Photograph]

                                    -        Document Imaging






                                                                     ENCAD, Inc.
                                                                 A Kodak Company

                                                                         SLIDE 5

                                KODAK BUSINESSES
                                PHOTOGRAPHY GROUP



[Photograph]                 -  Photography & Services

                                    -        Consumer Imaging

[Photograph]                        -        Kodak professional

                                    -        Digital & Applied Imaging







                                                                     ENCAD, Inc.
                                                                 A Kodak Company

                                                                         SLIDE 6

                                KODAK BUSINESSES
                                INDIVIDUAL GROUPS



[Photograph]                        -        Entertainment Imaging

                                    -        Health Imaging

[Photograph]                        -        Components Group







                                                                     ENCAD, Inc.
                                                                 A Kodak Company

                                                                         SLIDE 7

                                      KODAK
                               WIDE FORMAT INKJET





                   [Cover Photograph] [Product Photograph]










                                                                     ENCAD, Inc.
                                                                 A Kodak Company

                                                                         SLIDE 8

                                 KODAK HERITAGE



Capability and Technology Applied to Inkjet, World Leader in:

Media
-----

-    Multi-layer coating, drying, gels, polymers and high manufacturing speeds

Inks
----

-    Invented over 30,000 imaging dyes

Patents Awarded
---------------

-    56 patents for WFIJ materials since January 2000

-    More than the next two competitors combined









                                                                     ENCAD, Inc.
                                                                 A Kodak Company

                                                                         SLIDE 9

                                 KODAK HERITAGE



Capability and Technology Applied to Inkjet, World Leader in:

Design and Manufacturing
------------------------

- Only company with the capability to design and manufacture printer, ink and media

Image Science Applied
---------------------

-    Co-optimization of system components and Integration with Kodak Image
     Science

Imaging Experience
------------------

-    Delivering customer focused imaging solutions







                                                                     ENCAD, Inc.
                                                                 A Kodak Company

                                                                        SLIDE 10

                                     ENCAD

               - Developer and manufacturer of wide-format, color printers and scientifically tested inks and media

               - Technology partner with leading business application solution innovators

[Cover
Photograph]    -    Global channel supplier incorporating strategic direct
                    sales, distribution, and OEM alliances, including, since
                    1997, an alliance with Kodak

               - Provider of worldwide training, education, technical support, and maintenance services











                                                                     ENCAD, Inc.
                                                                 A Kodak Company

                                                                        SLIDE 11

                                      ENCAD
                             CORPORATE HEADQUARTERS



[Photograph of ENCAD Facility]      San Diego, CA
                                    -------------

                                    -        260 employees worldwide

                                    -        160,000 sq. ft. office space

                                    -        62,000 sq. ft. warehouse storage
                                             and shipping facility



[Photograph of ENCAD Facility]      Customer Briefing Center (CBC)
                                    ------------------------------

                                    -        1600 sq. ft. including a 630 sq.
                                             ft. demo area and state-of-the-art,
                                             multi-media conference center











                                                                     ENCAD, Inc.
                                                                 A Kodak Company

                                                                        SLIDE 12

                                      ENCAD
                               COMPANY MILESTONES



-  1981 - Company founded by Dave Purcell to create pen plotters

-  1991 - Introduced world's first 4 color wide-format inkjet printer

-  1993 - ENCAD Listed on NASDAQ Exchange (ENCD)

-  1995 - Introduced first WF printer with integrated bulk ink system

-  1996 - Introduced first 50" WF printer

-  1997 - Introduced first 60" WF first printer with dual ink lines

-  1998 - Introduced first WF printer with 600 dpi resolution

-  1999 - Shipped 100,000th Printer

-  2000 - Introduced first WF printer with 8 colors and active dryer






                                                                     ENCAD, Inc.
                                                                 A Kodak Company

                                                                        SLIDE 13

                                      ENCAD
                              DISTRIBUTION CHANNEL



-    Worldwide sales coverage (67 countries)

-    Over 40 global distributors

-    More than 1000 active resellers worldwide

-    OEM's for extended market coverage









                                                                     ENCAD, Inc.
                                                                 A Kodak Company

                                                                        SLIDE 14

                                      ENCAD
                                WORLDWIDE OFFICES



ENCAD Worldwide Sales Offices
-----------------------------

-    United States Headquarters

         - San Diego, CA

-    European Offices

         - England, France, Germany

-    Asian Offices

         - Hong Kong, Beijing








                                                                     ENCAD, Inc.
                                                                 A Kodak Company

                                                                        SLIDE 15
                                      ENCAD
                               FAMILY OF PRODUCTS

Graphic Printers                                  CAD Printers
----------------                                  ------------

NovaJet 850    (42" & 60")                        CADJet 2 (36")

NovaJet 750    (42" & 60")                        CADJet 3D (36")

NovaJet 630    (42" & 60")

NovaJet 500    (42" & 60")                        [Photograph of Products]

NovaJet 880 (flatbed)

NovaJet 736

Complete portfolio of
scientifically tested indoor and
outdoor inks and media

[Photograph of Products]





                                                                     ENCAD, Inc.
                                                                 A Kodak Company

                                                                        SLIDE 16

                             WHAT APPLICATIONS DOES
                                  ENCAD SERVE?



-    CAD

-    Graphic

     -    POP Signage/Tradeshow & Exhibits

     -    Innovative Applications

     -    Corporate Purchases/In-House Production



               [Photograph] [Photograph] [Photograph] [Photograph]









                                                                     ENCAD, Inc.
                                                                 A Kodak Company

                                                                        SLIDE 17

                                   A SMART FIT



         ENCAD                                              Kodak
         -----                                              -----

- Pioneer in the industry                           - Brand and heritage

- Channel & installed base                          - Ink & media manufacturing

- Experience in hardware, systems                   - Image and color science
    engineering and manufacturing

- Channel and installed base                        - Multi-national presence

                                                    - 5260 inkjet printer










                                                                     ENCAD, Inc.
                                                                 A Kodak Company

                                                                        SLIDE 18

                          THE STRENGTHS OF ENCAD, INC.
                                 A KODAK COMPANY



-    Solid #3 player in $2.4 billion WFIJ Market

-    Only company capable of developing and manufacturing:

     -    Printers

     -    Inks

     -    Media

-    Worldwide brand presence and established wide format market access

-    Focused, nimble and responsive inkjet business












                                                                     ENCAD, Inc.
                                                                 A Kodak Company

                                                                        SLIDE 19

                                 WHAT CUSTOMERS
                                 WILL BE SERVED?



WFIJ Target Segments                             % of WFIJ Installed Base
------------------------------------ ---------------------------------------------------

------------------------------------ ---------------------------------------------------
Digital Print Shops                                        20%
------------------------------------ ---------------------------------------------------
Reprographic Service Providers                             20%
------------------------------------ ---------------------------------------------------
Photo Labs  [Highlighted]                           18% [Highlighted]
------------------------------------ ---------------------------------------------------
Graphic Service Providers                                  17%
------------------------------------ ---------------------------------------------------
Exhibit Shops                                               8%
------------------------------------ ---------------------------------------------------
Quick Printers                                              6%
------------------------------------ ---------------------------------------------------
Sign Shops                                                  6%
------------------------------------ ---------------------------------------------------
Screenprinters                                              5%

The combined company will be better positioned to serve markets beyond Photo Labs. (Highlighted)

Source:  IT Strategies
Excludes 24" printers





                                                                     ENCAD, Inc.
                                                                 A Kodak Company

                                                                        SLIDE 20
                               WHAT HAPPENS NEXT?


-    Headquarters in San Diego

-    ENCAD will be a wholly owned EKC subsidiary:

-    ENCAD, Inc. - A Kodak Company

     -    Sales efforts to be combined

     -    ENCAD brands to remain

-    Kodak ink and media development and manufacturing remains within Kodak

-    Printer systems development will be optimized

-    No current plan to shift hardware manufacturing













                                                                     ENCAD, Inc.
                                                                 A Kodak Company

                                                                        SLIDE 21
                             CUSTOMER COMMUNICATION


-    Upon Signing
     -------------

     - Phone calls, emails, or letters to all key customers of both Kodak and ENCAD evening before or day of announcement by each respective company

-    Until final approval of acquisition
     -----------------------------------

     -    Business as usual

     -    Kodak and ENCAD will continue to compete

-    Post Approval
     -------------

     -    Assurances that contracts and warranties will be honored post approval







                                                                     ENCAD, Inc.
                                                                 A Kodak Company

                                                                        SLIDE 22
                                 STAFFING PLANS


-    Company will be staffed to drive growth

-    Full impact on staffing unknown until after merger is finalized

- Expect some adjustment and alignment as a result of consolidating functions

- Employees retain benefits packages of their respective companies unless transferred from Kodak to the subsidiary



                 REMEMBER, WFIJ IS A GROWTH MARKET [Highlighted]






                                                                     ENCAD, Inc.
                                                                 A Kodak Company

                                                                        SLIDE 23

                                INTEGRATION PLAN



-    Core integration planning teams in place

-    Detailed integration planning underway

-    Finalization of some decisions must wait until close

     -    from signing to close ENCAD and Kodak remain competitors

- Milestones and key actions for rapid integration and alignment have been established










                                                                     ENCAD, Inc.
                                                                 A Kodak Company

                                                                        SLIDE 24

                              PRELIMINARY BRANDING

Branding Architecture

Corporate                                 ENCAD, INC.
                                           A KODAK Company
                                                |
                        -------------------------------------------------
Product Families        |                                               |
                      ENCAD                                           KODAK
           Wide Format Inkjet Products                     Wide Format Inkjet Products
                        |                                               |
                        |                                               |
              ---------------------                        --------------------------
Products      |                   |                        |                        |
            ENCAD               ENCAD                    KODAK                    KODAK
         NovaJet 850         NovaJet 950         5160 Inkjet Printer        5260 Inkjet Printer






                                                                     ENCAD, Inc.
                                                                 A Kodak Company

                                                                        SLIDE 25

                          PRELIMINARY BRANDING EXAMPLES



Communications


[Photograph of Print Advertisement Example]  [Photograph of Print Advertisement Example]














                                                                     ENCAD, Inc.
                                                                 A Kodak Company

                                                                        SLIDE 26

                                     SUMMARY



-    WFIJ is a growth business

- ENCAD, Inc., will be the only manufacturer that can develop and manufacture printers, inks, and media

-    Establish a focused and nimble center of excellence for WFIJ

-    Detailed integration plans are well underway

-    We remain competitors until close
















                                                                     ENCAD, Inc.
                                                                 A Kodak Company

                                                                        SLIDE 27

                            CALL TO CONTINUED ACTION



- EKC is committed to the WFIJ market and your individual effort is integral to achieving our growth objectives

-    Commitments...

      You                         [Arrow]                  Keep performing

      Integration Team            [Arrow]                  Keep you informed















                                                                     ENCAD, Inc.
                                                                 A Kodak Company

                                                                        SLIDE 28

The following legends are included to comply with certain legal requirements:

This release may contain forward-looking statements and expectations of each of Kodak and ENCAD, Inc. These statements represent only the applicable company's current expectations, and certain factors could cause actual results to differ materially from such expectations. These factors include, but are not limited to, the possibility that the proposed acquisition may not be consummated, the possibility that the merger consideration may be paid in cash (resulting in the loss of tax-free status for the transaction), the ability to achieve improved operating efficiencies or profitability, the ability to implement product strategies, unexpected delays in product releases or future feature implementation, competitive initiatives, global economic factors, market volatility subsequent to September 11, 2001, potential changes in the outlook for certain market segments, less than expected penetration of certain markets, and continued availability of single-source components. For a further list and description of such risks and uncertainties, see the reports filed by each of Kodak and ENCAD with the Securities and Exchange Commission and other publicly available information, copies of which are available from the applicable company. Neither Kodak nor ENCAD, Inc. undertakes any responsibility to update any such statements to reflect changes in circumstances.

In connection with the proposed transactions between Kodak and ENCAD, Inc., Kodak and ENCAD intend to file relevant materials with the Securities and Exchange Commission, including a Registration Statement on Form S-4 that contains a proxy statement/prospectus. Because those documents will contain important information, holders of ENCAD common stock are urged to read them when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov and ENCAD stockholders will receive information at an appropriate







                                                                     ENCAD, Inc.
                                                                 A Kodak Company

                                                                        SLIDE 29

time on how to obtain transaction-related documents without charge. Such documents are not currently available. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.




                                                                     ENCAD, Inc.
                                                                 A Kodak Company